AP 9/10

DD 8/29/13

[redacted]

SECUF 13014400 ;ION

SEC MAIL PROCESSING RECEIVED AUG 29 2013 WASH, D.C. 193 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 AND ENDING 06/30/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLIED ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2033 6th Avenue STE 1009
(No. and Street)

Seattle, WA 98121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Eskenazi 206-441-1900 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Schilz & Co.
(Name – *if individual, state last, first, middle name*)

11808 Northup Way, STE 240 Bellevue, WA 98005
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 29 2013 19 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/11/13

OATH OR AFFIRMATION

I, David Eskenazi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allied Asset Management, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations and Other Comprehensive Income
- ☒ (d) Statement of Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIED ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

JUNE 30, 2013

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS

ALLIED ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

JUNE 30, 2013

ALLIED ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

JUNE 30, 2013

TABLE OF CONTENTS

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building • Suite 240
11808 Northup Way
Bellevue, Washington 98005-1959
Phone (425) 827-1592
Fax (425) 827-0641

INDEPENDENT AUDITORS' REPORT

Board of Directors
Allied Asset Management, Inc.

Report of the Financial Statements

We have audited the accompanying statement of financial condition of Allied Asset Management, Inc. (the Company) as of June 30, 2013, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of

significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Asset Management, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

August 22, 2013

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

ASSETS

Cash and cash equivalents		$40,616
Marketable securities		9,837
Commissions receivable		35,763
TOTAL CURRENT ASSETS		86,216
TOTAL ASSETS		$86,216

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued wages		$64,893
Accrued liabilities		752
Deferred income taxes (Note 3)		890
TOTAL CURRENT LIABILITIES		66,535
COMMITMENTS AND CONTINGENCIES (NOTES 5, 9 AND 11)		
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 50,000 shares authorized; 500 shares issued and outstanding	$500	
Additional paid-in capital	1,000	
Retained earnings	13,046	
Accumulated other comprehensive income on marketable securities	5,135	19,681
TOTAL STOCKHOLDERS' EQUITY		19,681
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$86,216

See accompanying notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

YEAR ENDED JUNE 30, 2013

REVENUES	
Commissions	$358,952
Interest	183
TOTAL INCOME	359,135
EXPENSES	
Salary, officer	276,654
Rent and parking	26,257
Professional fees	19,632
Taxes, payroll	11,045
Telephone	7,191
Licenses	3,586
Auto	3,088
Postage and delivery	2,644
Taxes, business	2,632
Dues and subscriptions	2,467
Office expense	1,878
Benefits, employee	1,456
Insurance	605
TOTAL EXPENSES	359,135
NET INCOME BEFORE FEDERAL INCOME TAXES	0
PROVISION FOR FEDERAL INCOME TAXES	0
NET INCOME	0
OTHER COMPREHENSIVE INCOME (LOSS)	
Unrealized gain (loss) on investment in marketable securities, less deferred income taxes of $455	2,581
TOTAL COMPREHENSIVE INCOME (LOSS)	$2,581

See accompanying notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2013

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME	RETAINED EARNINGS	TOTAL
BALANCES, JUNE 30, 2012	$500	$1,000	$2,554	$13,046	$17,100
Comprehensive income:					
Net income				0	0
Reclassification of unrealized holding gain			(2,554)		(2,554)
Unrealized gain on marketable securities arising during the year			5,135		5,135
			2,581	0	2,581
BALANCES, JUNE 30, 2013	$500	$1,000	$5,135	$13,046	$19,681

See accompanying notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$0
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Unrealized gain (loss) from investment	2,581
Change in operating assets and liabilities:	
(Increase) in marketable securities	(3,036)
(Increase) in commissions receivable	(8,611)
Increase in accrued wages	4,270
(Decrease) in accrued liabilities	(1)
Increase in deferred taxes	455
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(4,342)
NET INCREASE (DECREASE) IN CASH	(4,342)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	44,958
CASH AND CASH EQUIVALENTS, END OF YEAR	$40,616

No cash was paid for either interest or income taxes for the year ended June 30, 2013.

See accompanying notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding Allied Asset Management, Inc.'s (the Company's) financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been applied in the preparation of the financial statements.

ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on February 15, 1984 and operates as an investment brokerage house in Seattle, Washington. The Company does not hold customer funds or securities in its own accounts. All customer funds received are immediately remitted to the appropriate investment or insurance company. The Company has one employee. This employee is responsible for all accounting functions, including writing checks, making bank deposits, and recording daily sales activity.

MARKETABLE SECURITIES

The Company classifies its marketable securities as available for sale and they are carried in the financial statements at fair value. Realized gains and losses are included in earnings and unrealized holding gains and losses, net of taxes, are reported as a separate component in stockholders' equity.

COMMISSIONS RECEIVABLE

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The company utilizes the allowance method of accounting for bad debts. In the opinion of management, no allowance for doubtful accounts is required.

DEPRECIATION

Depreciation has been provided using the straight-line method over the estimated useful lives of 5 to 7 years. The Company uses accelerated methods of depreciation for federal income tax purposes.

ADVERTISING

Advertising costs are expensed as incurred.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PENSION PLAN

The Company has a pension plan which is based on Section 408(k) of the Internal Revenue Code. It is the Company's intent to make discretionary contributions limited to the lesser of 25% of each eligible employee's compensation or $49,000. The Company has elected to not make a contribution for the year ended June 30, 2013.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SIGNIFICANT ECONOMIC AND GROUP CONCENTRATION OF CREDIT RISK

As stated in Note 1, the Company receives commissions on behalf of customers. During the year ended June 30, 2013, no individual customer represented more than 5% of commission revenues.

As of June 30, 2013, commissions receivable totaled $35,763 and were collected within thirty days.

As of June 30, 2013, the Company has no amounts in bank accounts in excess of the insurance limits provided by a governmental agency.

3. INCOME TAXES

FEDERAL TAXES

The Company files a corporate tax return with Internal Revenue Service. The Company's federal tax return is subject to possible examination by the taxing authorities until the expiration of the statute of limitations. Federal income tax returns generally have a three year statute of limitations.

3. INCOME TAXES (CONTINUED)

FEDERAL TAXES (CONTINUED)

The Company accounts for Federal income taxes in accordance with Financial Accounting Standards Board (FASB) ASC 740-10, *Income Taxes*, whereby it prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. For those benefits to be recognized, a tax position must be a more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended June 30, 2013, the Company has no material uncertain tax positions to be accounted for in the financial statements.

The Company's policy for classifying interest and penalties associated with its tax positions that are recognized in the financial statements is to include them with the related income tax amounts.

The Company provides deferred income tax expense and benefits resulting from timing differences between financial statement income and taxable income. Such differences arise primarily from unrealized gains on investments.

On June 30, 2013, the Company had a net operating loss carry forward of $2,617 that may be used to offset future taxable income. Net deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Due to the fact that the Company has shown no history of generating taxable income, the Company established a valuation allowance against its deferred tax assets as of June 30, 2013. The expected tax benefit that would result from applying federal statutory tax rates to the pre-tax income differs from amounts reported in the financial statements because of this valuation allowance.

STATE AND EXCISE TAXES

The Company files tax returns with the State of Washington Department of Revenue and the City of Seattle. The State of Washington and City of Seattle have four years after the close of the tax year to audit the Company's returns. The Company has not been audited by either taxing authority.

CURRENT INCOME TAXES

The net operating loss carryforward available is $2,617 expiring in 2015.

DEFERRED INCOME TAXES

Deferred income taxes of $890 have been provided for the unrealized appreciation of marketable securities as of June 30, 2012.

4. RELATED PARTY TRANSACTIONS

The Company and its affiliate, AAM Insurance, Inc., have common ownership and management and share the same office. Common expenses such as rent, office supplies, and telephone are allocated based on the relative revenues of the combined companies. The Company acts as the common paymaster for the payroll and payroll taxes for the combined companies and then allocates the expense using relative revenues of the combined companies. Amount due to the affiliate at June 30, 2013 totaled $0. All wages are paid to the single owner/employee of the Company. No allowance for accrued compensated absences has been recorded for the single owner/employee as the amount can not be reasonably estimated.

5. LEASE COMMITMENT

The Company entered into an operating lease for office space for five years effective June 1, 2013. The following is a summary of minimum rental payments under the lease. Annual rents will be adjusted based on the consumer price index, janitorial hourly labor rates and cost of electricity.

For the years ending June 30:	
2014	$20,102
2015	20,703
2016	21,318
2017	21,966
2018	20,680
Thereafter	-
	$104,769

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital at June 30, 2013 is $19,095, which is $14,095 over the minimum required of $5,000.

7. COMPUTATION OF NET CAPITAL

Net capital pursuant to Rule 15c3-1 is computed as follows at June 30, 2013:

Stockholders' equity	$19,681
Less: Non allowable assets	
Net fixed assets	0
Add:	
Deferred income taxes	890
Net capital before haircuts on securities	20,571
Haircuts on securities; other securities	(1,476)
Net capital	19,095
Less: Required net capital	5,000
Excess net capital	$14,095

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$65,645

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$5,000
Excess net capital	$14,095
Ratio: Aggregate indebtedness to net capital	3.44 to 1

8. RECONCILIATION TO JUNE 30, 2013 FOCUS REPORT

NET CAPITAL

Net capital per unaudited FOCUS report at June 30, 2013	$19,096
Audit adjustments:	
Stockholder's equity	(1)
Net capital as adjusted	$19,095

AGGREGATE INDEBTEDNESS

Aggregate indebtedness per unaudited FOCUS report at June 30, 2013	$65,644
Audit adjustments:	
Accrued liabilities	1
Total aggregate indebtedness	$65,645

9. CONTINGENCIES

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

10. STATEMENTS AND SCHEDULES NOT FILED

The following statements and schedules have not been filed for the reasons noted:

Statement of Changes in Liabilities Subordinated to Claims of General Creditors –
- The Company has no liabilities subordinated to claims of general creditors.

Computation of Reserve Requirements pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements under Rule 15c3-3 –
- Not applicable because the Company does not hold customer funds or securities.

SIPC Supplemental Report Information –
- Not required because gross revenues are less than $500,000.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 22, 2013, which is the date of these financial statements.

REPORT ON INTERNAL CONTROL

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building • Suite 240
11808 Northup Way
Bellevue, Washington 98005-1959
Phone (425) 827-1592
Fax (425) 827-0641

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Allied Asset Management, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Allied Asset Management, Inc. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

August 22, 2013